14040113

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., S5th Floor
(No. and Street)

St. Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Hammack 314-236-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Hammack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AREN THOMAS
ry Public Notary Seal
TATE OF MISSOURI
St. Louis County
My Commission Expires: June 1, 2014
Commission # 10418174

Signature

Comptroller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huntleigh Securities Corporation

Statement of Financial Condition
With Independent Auditor's Report and
Supplemental Report on Internal Control

December 31, 2013

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditor's Report

To the Board of Directors of
Huntleigh Securities Corporation
St. Louis, Missouri

Report on the Financial Statement

We have audited the accompanying financial statement of Huntleigh Securities Corporation (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

St. Louis, Missouri
February 27, 2014

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	28,064
Deposits with clearing organizations		250,000
Receivables from clearing organization		597,345
Employee and other receivables, net of reserve of $440,577		44,499
Securities owned, at fair value:		
Marketable		2,759
Property and equipment, net of accumulated depreciation and amortization of $369,490		17,271
Deferred income taxes, net of valuation allowance of $503,000		431,000
Other assets		22,395
TOTAL ASSETS	$	1,393,333
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables to broker-dealer and clearing organization	$	63,621
Accounts payable, accrued expenses, and other liabilities		99,499
Accrued salary and commissions		350,728
Total Liabilities		513,848
Stockholders' Equity		
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,263,394 shares issued and 1,096,481 shares outstanding		12,634
Additional paid-in capital		2,846,246
Accumulated deficit		(1,854,395)
		1,004,485
Less treasury stock; at cost 166,913 shares		(125,000)
Total Stockholders' Equity		879,485
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,393,333

The accompanying notes are an integral part of this statement of financial condition.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

In August 2008, as a function of converting from a clearing broker-dealer to an introducing (fully-disclosed) broker-dealer, the Company transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC") whereby an agreement was entered into noting that FCC is to provide clearing, execution, and other services to the Company. As a result of this conversion, the Company no longer carries customer accounts or performs clearing functions. The Company now clears customer transactions with First Clearing on a fully-disclosed basis as an introducing broker (see also Note N).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities Owned

Securities owned consist of stocks, bonds, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value* (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note J).

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, and recognition of reserves against receivable balances. The deferred tax asset represents the future tax benefits of those differences, which will be taxable when the assets are recovered. The deferred tax liability represents the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2000 - 2013.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 27, 2014, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 212,020
Leasehold improvements	174,741
	386,761
Less accumulated depreciation and amortization	(369,490)
	$ 17,271

Note D - Fair Value Measurement of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
December 31, 2013		
Assets:		
Trading securities:		
Stocks	$ 43	$ 43
Mutual funds and UIT's	2,716	2,716
Total Assets	$ 2,759	$ 2,759

Note E - Commitments

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2013, are approximately:

2014	$ 471,004
2015	108,847
2016	21,000
2017	390

Certain leases contain renewal options and escalation clauses.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2013, the Company had Net Capital of $315,186, which was $65,186 in excess of the required minimum, and $15,186 in excess of 120% of the required minimum.

At December 31, 2013, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with First Clearing.

Note G - Stock Options

The Company has granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. Fifty percent of the total options vested on each January 1 of the years 2013 and 2014.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then current fair market value of the stock. Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the Plan, the Company adopted the fair value recognition provisions of ASC 718, *Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. FASB ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

Common stock option activity during the year ended December 31, 2013 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2013	404,822	$ 0.001
Granted	-	-
Forfeited	-	-
Balance as of December 31, 2013	404,822	$ 0.001

Note G - Stock Options (Continued)

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Risk-free interest rate	2.0%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

At December 31, 2013, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	8.0	202,411

Note H - Equity

Treasury stock is recognized at the cost to reacquire the shares. The Company entered into a settlement agreement with a former stockholder of the Company in August 2013 under which the Company was authorized to repurchase the then outstanding 166,913 shares held by the former stockholder in exchange for payment of $125,000. The Company authorized the purchase of these shares for the sole purpose of honoring the terms of the settlement agreement and has no immediate plans to purchase any additional treasury stock.

Note I - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2013 are comprised of the following:

	Assets
Deferred tax assets	$ 934,000
Less valuation allowance	(503,000)
	$ 431,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows at December 31, 2013:

Net operating loss carryforward	$ 738,000
Reserves against receivable balances	132,200
Recognition of accrued contingencies	12,000
Contribution carryforward	1,800
Deferred stock compensation	15,000
Basis of property and equipment	35,000
	$ 934,000

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2013, the Company has available net operating loss carryforwards of approximately $2,460,000 for income tax reporting purposes, expiring during the years 2020 through 2031. The net operating loss carryforwards give rise to a deferred tax asset of approximately $738,000 at December 31, 2013, which has been reduced by a valuation allowance of $503,000. The valuation allowance was not adjusted in 2013.

Note J - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note K - Contingencies

The Company is involved in legal proceedings incidental to the conduct of its business that have not settled at year end. Management has evaluated the proceedings and status thereof and, in applying the guidance from ASC 450, *Contingencies*, reached the conclusion that a contingency reserve in the amount of approximately $40,000 was necessary at December 31, 2013. This amount is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

In May 2010, the Company reached settlement in a suit that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares became effective in June 2011 and have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting net capital. At December 31, 2013, there was no initiation of activities pursuant to redemption of any of the shares.

Note L - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note M - Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in payable to broker-dealer and clearing organizations at December 31, 2013 was $9,983 payable to this firm.

Note M -Related Party Transactions (Continued)

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in other assets at December 31, 2013 was $7,932 due from this firm.

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2013.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $477,144, which includes a reserve of $440,577 for amounts deemed uncollectible.

Note N - Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession which was to be awarded in equal annual installments of $150,000 over a five year period.

In September 2010, the Agreement was amended whereby the remainder of the payments due and payable under the above noted no hire concession total $350,000 of which $150,000 was paid upon execution of this amendment and the remaining amounts to be paid in equal annual installments of $40,000 in each of the next five years. Due to contingencies in the Agreement, payments will be recognized by Huntleigh as earned, based on the governing language provided. The Company recorded a corresponding receivable of $15,000 which has been included in employee and other receivables in the accompanying statement of financial condition.

In the event that the Agreement is terminated prior to the seventh anniversary of the conversion date (conversion date noted as August 2008), as set forth and governed by specific guidance dictating events causing termination, any unpaid no hire concessions are void. Additionally, Huntleigh would be required to pay a termination fee of $800,000 to First Clearing. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2013.

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the statement of financial condition of Huntleigh Securities Corporation (the "Company") as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Louis, Missouri
February 27, 2014